UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. – Notice of relevant information: Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held on April 26, 2019

Autonomous City of Buenos Aires, March 22, 2019

Messrs.

Securities and Exchange Commission

Present

RE: Notice of relevant information: Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held on April 26, 2019

To whom it may concern:

It is reported that on the date hereof the Board of Directors of the Company issued the recommendations and motion proposals regarding the items on the agenda that will be considered at the Ordinary Shareholders’ Meeting of the Company to be held on April 26, 2019, according to the text that is transcribed below.

Yours Sincerely,

Grupo Supervielle S.A.

Responsible for Markets Relations

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting

to be held on April 26, 2019

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the items of the agenda that will be considered at the Ordinary Shareholders’ Meeting of the Company to be held on April 26, 2019 (the “AGM”).

1.	Appointment of two shareholders to sign the Minutes

It will be recommended to the AGM that two of the shareholders present be appointed to sign the minutes.

2.	Consideration of the documentation pursuant to section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2018

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2018. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) (www.cnv.gob.ar) and at www.gruposupervielle.com.ar.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2018

To date, the Board of Directors is comprised of the following members:

Chairman	Julio Patricio Supervielle
First Vice-Chairman	Jorge Oscar Ramírez
Second Vice-Chairman	Emérico Alejandro Stengel
Regular Directors	Atilio María Dell’Oro Maini
Laurence Nicole Mengin de Loyer
Richard Guy Gluzman
María Gabriela Macagni
Jorge Luis Mocetti

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2018

To date, the Supervisory Committee is comprised of the following members:

Regular Syndics	Enrique José Barreiro
Carlos Alberto Asato
Valeria Del Bono Lonardi

Alternate Syndics	Carlos Enrique Lose
Roberto Aníbal Boggiano
Carlos Alfredo Ojeda

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.	Consideration of the remuneration to the Board of Directors for the fiscal year ended December 31, 2018

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2018, be set at AR$34,421,360. It is recorded that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission (“SEC”) on form 20-F in its part I, item 6.B), amounted to AR$124,727,802.

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2018

It will be proposed that the fees to the Supervisory Committee, as remuneration for the duties performed during the fiscal year ended December 31, 2018, be set at AR$210,477.

7.	Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the AGM is completed

The terms of office of directors Julio Patricio Supervielle, Atilio María Dell’Oro Maini, Richard Guy Gluzman and Jorge Oscar Ramírez expire at the AGM.

Shareholders of the Company have informed that they will request that the number of regular directors be set at 8 and that no alternate directors be appointed.

Also, Shareholders of the Company have made a proposal to: (i) re-elect Messrs. Julio Patricio Supervielle, Jorge Oscar Ramírez and Atilio María Dell’Oro Maini as regular directors and (ii) appoint Messrs. Eduardo Braun, Victoria Premrou, Ricardo De Lellis and Hugo Santiago Basso as regular directors, all of them for the term of two fiscal years, i.e. until the occurrence of the annual shareholders’ meeting of the Company that considers the documents set forth by section 234, subsection 1 of Law No. 19,550, related to the fiscal year to end December 31, 2020.

The following is a summary of the professional background of the proposed directors:

Julio Patricio Supervielle holds a degree in Business Administration, graduated from Universidad Católica Argentina and a Master’s degree from The Wharton School of the University of Pennsylvania. He attended the Global CEO Program organized by Wharton, IESE and CEIBS. He joined the Exprinter-Banex Financial Group in 1986 where he held various positions in Banco Banex S.A., including General Manager, Director and Chairman of the Board. He has led Grupo Supervielle for more than 16 years. During his term of office, Grupo Supervielle registered a significant growth in terms of net worth, assets, deposits and in its network, successfully completed some of its most significant acquisitions and launched its initial public offering (2016) that have been listed since with the New York Stock Exchange and the Buenos Aires Stock Exchange. He currently serves as Chairman of the Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. He has been awarded by Endeavor Argentina as Outstanding Entrepreneur of 2017 in recognition of those who undertake investing for the development of the country.

Jorge Oscar Ramírez holds a degree in Accountancy graduated from Universidad de Buenos Aires. Mr. Ramírez was also awarded a degree by the Program of Senior Business Management (PADE) of the ESE, the Business School of Universidad de Los Andes, Santiago de Chile. From 1981 to 1985 he worked in the International Capital Markets division of the Banco Nacional de Desarrollo in Argentina. Subsequently, he joined First National Bank of Boston (later BankBoston), where he served as credit officer and team leader of the Corporate Banking Division (1985-1989), later as an Investment Banking officer, a senior member of the Investment Banking division and Executive Director of Boston Investment Group (BIGSA), the Investment Banking division of First National Bank of Boston (1989-1995). From 1995 to 1997 he served as Country Manager for First National Bank of Boston in Uruguay and by late 1997, he held the same position in Chile. By late 2000, he assumed regional responsibilities as Regional Chairman of the Andean Region, which included Chile, Perú, Colombia and Panamá. In 2003 he returned to Argentina as Chairman of BankBoston. In 2004, he took over regional functions as Regional Chairman for Argentina and Uruguay. Mr. Ramírez retired from BankBoston in December 2005 after the announcement of its sale to Standard Bank of South Africa. From May 2006 to January 2011, he was a partner of Prisma Investment S.A., a financial consultancy firm in Argentina. He served at the board of Alpargatas S.A.I.C., the Argentine subsidiary of Alpargatas Brazil, at the board of ALICO, the life insurance company of the AIG Group in Argentina, then sold to Metlife, and at Sigdopack Argentina, a subsidiary of Chile’s Sigdo Koppers Group. He is also a founding partner of Fondos Online (fol.cl), an online securities agency created in Chile in 2009. He is currently First Vice Chairman and CEO of Grupo Supervielle S.A., First Vice Chairman and appointed CEO of Banco Supervielle S.A., Chairman of Supervielle Seguros S.A., Vice Chairman of Espacio Cordial de Servicios S.A., Second Vice Chairman of Cordial Compañía Financiera S.A., Director of Tarjeta Automática S.A., Vice Chairman of Micro Lending S.A.U., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U.

Atilio Dell’Oro Maini is a Lawyer, a Bachelor in Political Science and a Bachelor in Agricultural Production. In 1984, he joined the firm Cárdenas, Cassagne & Asociados, where he was appointed partner in 1990. He worked in New York City as a foreign associate at White & Case in 1987 and at Simpson, Thatcher & Bartlett from 1988 to 1989. In 1997, he worked at Linklaters & Paines, a global firm based in London. He also completed the Instruction Program for Lawyers by the School of Law at Harvard University. In 2003 he joined the firm Cabanellas • Etchebarne • Kelly as a senior partner for the Banking and Capital Markets departments. He has extensive experience advising banks and other financial entities, companies and governments in all types of banking and financial operations, both local and international. He was also a professor of the Master’s in Business Law at Universidad de San Andrés. He is a member of the Bar Association of the Autonomous City of Buenos Aires. To date, he is Director of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., InvertirOnline S.A.U. and InvertirOnline.com Argentina S.A.U. and Vice Chairman of Sofital S.A.F. and I.I.

Eduardo Braun is an Industrial Engineer graduated from Universidad de Buenos Aires, where he won the Bunge & Born scholarship for his academic excellence and holds an MBA with an emphasis in Finance and Marketing from The Wharton School, University of Pennsylvania, 1990. He is an international lecturer in Leadership and Innovation, a business consultant and the author of ‘People First: Chief Emotions Officers’. He taught in programs at UC Berkeley, as a special guest at prestigious institutions such as IMD, Babson College, Yale School of Management and lectures in various academic and business forums in Singapore, Dubai, Germany, the United States and other countries. He was a professor at Universidad Católica Argentina and is an expert in leadership at Universidad de San Andrés. Since January 2016 he has been director of Aeropuertos Argentina 2000 appointed by the Argentine Government. He was director of the HSM Group between 1999 and 2011, in charge of the Global Relations Direction with the Speakers. He is a member of the Board of multinational companies such as: Cuvelier Los Andes (French wines) and Aislantes Celulósicos (building materials). Since mid-2018 he is responsible for creating and conducting the Advisory Council for the Design of the Innovation Park of the City of Buenos Aires. Previously he was a founding partner of MIG, a management consultancy firm specialized in strategies and business development. His experience as a management consultant began with Booz Allen & Hamilton at the Paris offices in 1990, where he worked on various projects for Europe, Brazil and Argentina, where he combined his experience as a consultant with that of executive positions. He participates or has participated in several NGOs such as the Clinton Global Initiative, of which he was a member for 5 years, EMA (Multiple Sclerosis Argentina), is a member of the Council of ICANA (Argentine Cultural Institute of North America) and President of the G25 Foundation.

Victoria Pemrou holds degrees in Accountancy and Business Administration, graduated from Universidad Católica Argentina and holds a Master’s Degree in Corporate Finance from Universidad del CEMA. Between 1995 and 1997 she worked at Fitch-Ibca in the analysis and risk rating of companies and debt instruments in different sectors, being a member of the Risk Rating Committee of Fitch. Between 1997 and 1999 she worked at Hermes Management Consulting, performing valuation tasks and consultancy in strategy and organization for the Exxel Group (retail, mass consumption, among others). In 1999 she joined Infupa S.A. to provide advice on mergers and acquisitions for clients in the mass consumption, wine, refrigeration, textile and financial services industries, among others. Since 2018, she has been an advisor on analysis and evaluation of investment projects for Grupo La Nación.

Ricardo De Lellis holds degrees in Accountancy and Business Administration graduated from Universidad de Buenos Aires. Between 1977 and 1982 he worked at Price Waterhouse as a specialized auditor in financial institutions. In 1982 he joined KPMG in Argentina, where he worked until 2018 as a specialized auditor in financial institutions, Audit Manager, Audit Partner, Partner in charge of Financial Services and Partner in charge of the Audit Department, until reaching the position of Partner Executive Director, from 2014 to 2018. He has acted as auditor in various positions for different financial institutions of the country, local, international, state-owned and provincial, as well as a consultant in various consulting tasks. He was also the partner in charge of the audit of the Central Bank of Argentina (periods 1999-2002 and 2008-2010) and the partner responsible for the audit of the Central Bank of Uruguay (2014-2017). He is a former professor at the Schools of Economics of Universidad de Buenos Aires (1986-1994) and Universidad de Belgrano (1982-1995). He is a former researcher of the CECYT (FACPCE – Argentine Federation of Professional Councils in Economic Sciences), author and co-author of reports issued by this body in the area of audit (1983-1985) and a former member of CENCYA (Council for the Issue of Accounting and Audit Standards – FACPCE) (2011-2013). He is a member of the Drafting Commission of the regulation related to the performance of the External Auditor and Syndic for the prevention of money laundering at the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires. Between 2010 and 2012 he worked as technical advisor in the IAASB (International Auditing and Assurance Standards Board). He was a member of the Board of Directors of IDEA (Institute for Business Development of Argentina) between 2014 and 2018. He has been a member of the Consultancy Council of FIEL since 2014 to date. He is a lecturer in areas of his specialty, as well as for the financial system and is the author of several papers published in newspapers and specialized magazines.

Hugo Santiago Basso is an Industrial Engineer graduated from Instituto Tecnológico de Buenos Aires (ITBA) and holds an MBA from The Wharton School of Business, University of Pennsylvania. He began his career at Banco Banex in 2004, where he successfully managed the merger project with Société Générale Argentina. In 2007 he led the startup of the ‘Cordial Negocios’ unit, with a focus on microfinancing. Then, he continued his career in the consultancy area working for Mars & Co., with responsibilities in competitive strategy for CPG multinationals. For the last five years, he has been residing in California, United States of America, having developed a successful career in the financial area for the wine industry in high-end brands. After working for Treasury Wine Estates, he joined E&J Gallo, currently overseeing a portfolio of ten luxury wineries. He is director of Espacio Cordial de Servicios S.A.

It is hereby informed that of the proposed directors, Messrs. Eduardo Braun, Victoria Premrou and Ricardo De Lellis will have the status of “independent” according to the provisions of regulations in force of the CNV, whereas Messrs. Julio Patricio Supervielle, Jorge Oscar Ramírez, Atilio María Dell’Oro Maini and Hugo Santiago Basso will have the status of “non-independent”.

8.	Appointment of members of the Supervisory Committee

Shareholders of the Company have indicated that they will propose to the AGM that Messrs. Enrique José Barreiro, Carlos Alberto Asato and Valeria Del Bono Lonardi be appointed as regular syndics and Messrs. Carlos Enrique Lose, Roberto Aníbal Boggiano and Carlos Alfredo Ojeda as alternate syndics, all for the term of one year, i.e. until the annual shareholders’ meeting of the Company that considers the documents set forth by article 234, subsection 1 of Law N ° 19,550, corresponding to the fiscal year ending on December 31, 2019.

The following is a summary of the candidates’ professional background:

Enrique José Barreiro holds a degree in Accountancy graduated from Universidad Nacional de Lomas de Zamora. From 1969 until May 2000, he worked at Banco Tornquist/Credit Lyonnais, where he held the position of Assistant Accountant. From June 2000 until June 2007, he held the position of Assistant Accountant and General Accountant at Banco San Luis/Banco Banex S.A. He currently serves as a Syndic of Grupo Supervielle S.A., Banco Supervielle S.A., Cordial Compañía Financiera S.A., Tarjeta Automática S.A., Espacio Cordial de Servicios S.A., Sofital S.A.F. e I.I. and Supervielle Seguros S.A.

Carlos Alberto Asato holds a degree in Accountancy graduated from Universidad de Buenos Aires. From 1969 til 1998, he held several positions at Banco Quilmes, including Department Head. Since 1983, he has been managing his own accounting and tax consultancy firm, Carlos Asato y Asociados. He also renders services as an external consultant in finance, tax and costs to Estudio Bruno Matarazzo y Asociados S.A. He is also a lecturer for the Public Accounting, Administration and Foreign Trade programs at Universidad del Museo Social Argentino. He currently serves as a Syndic of Grupo Supervielle S.A. and Sofital S.A.F. e I.I.

Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. Also, she has been appointed Syndic of Banco Supervielle S.A., subject to the authorization of the Argentine Central Bank.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A., Cordial Compañía Financiera S.A. and Espacio Cordial de Servicios S.A.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2011. He was also an Alternate Syndic of Fiorito Factoring S.A. He currently serves as a Syndic of Banco Supervielle S.A. and as an Alternate Syndic of Grupo Supervielle S.A.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as an Alternate Syndic of Grupo Supervielle S.A.

All members proposed to comprise the Supervisory Committee will have the status of “independent” according to the regulations in force of the CNV.

9.

Consideration of the Results of the fiscal year ended December 31, 2018. Increase of the voluntary reserve. Distribution of dividends within the term established in the applicable regulations. Delegation to the Board of Directors of the effective date of making the dividends available to the shareholders

As per resolution of the Board meeting held on March 7, 2019, the profit for the fiscal year totaled AR$2,567,568,851.28. Additionally, due to the adoption of the International Financial Reporting Standards, as of January 1, 2018, adjustments were made to the results of previous years in the amount of AR$-911,607,000.00, which leaves net profits pending of allocation of AR$1,655,961,851.28 which the Board proposes to distribute as follows:

(i)	Cash dividends: AR$303,000,000.00.

(ii)	Voluntary reserve: AR$1,352,961,851.28 for future investments.

10.	Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2018

As per the recommendation of the Audit Committee, the Board of Directors proposes that the remuneration of the Certifying Accountant of the financial statements for the year fiscal ended December 31, 2018 be the sum of AR$2,105,930.

For information purposes only, the remuneration of the Certifying Accountant of the financial statements as of December 31, 2018 of the Company and its controlled companies totaled AR$29,733,624.

11.	Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2019

As per the recommendation of the Audit Committee, the Board of Directors proposes to appoint Santiago José Mignone and Carlos Alberto Pace of the firm Price Waterhouse & Co. S.R.L., as Certifying Accountants, regular and alternate, respectively, for the financial statements of the fiscal year to end on December 31, 2019.

12.

Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice from lawyers other independent professionals and hire their services

As per the recommendation of the Audit Committee, the Board of Directors proposes that a budget of AR$2,300,000 be allocated to the Audit Committee, in order to be used for the payment of professional consulting, advising, legal or training services during the fiscal year to end on December 31, 2019.

13.	Authorizations

The Board of Directors proposes to authorize: (i) any of the Directors of the Company, so that, with the broadest powers, they may submit a public deed and / or perform any necessary and / or convenient act in order to implement and document what has been approved; (ii) Messrs. Sergio Gabriel Gabai, Leandro Carletti, María Lucrecia Galland and Carla Cánepa, as members of the Legal Department, so that any of them can, separately, jointly, alternatively and indistinctly, with the broadest capabilities, perform all procedures deemed necessary and / or conducive to obtain the formation and registration of the resolutions passed through the AGM as a competent authority, and are able to sign public and / or private documents, publish notices, sign the sworn statements and professional reports required by current regulations and so that after the instruments have been granted, proceed to its registration before the corresponding Registry of Commerce; carry out all the procedures necessary to obtain the authorizations planned in the AGM before the National Securities Commission, Bolsas y Mercados Argentinos S.A., Mercado Abierto Electrónico S.A. and any other securities market, regulatory authority, agency or entity that may correspond, including without limitation the Official Gazette, which may submit applications, make publications, sign documents, withdraw views, remove copies of documentation, answer hearings, interpose resources, make disclosures, request photocopies, grant any another public and / or private instrument and, in general, perform all the procedures, filings and proceedings that were needed to fulfill its task.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 22, 2019	By:	/s/ Alejandra Naughton
Name: Alejandra Naughton
Title: Chief Financial Officer